Exhibit 99.1

NEWS RELEASE

NEWS RELEASE

Toronto, August 11, 2025

(in U.S. dollars unless otherwise noted)

Franco-Nevada Reports Record Q2 2025 Results

Acquisitions Increase Growth Outlook

“I am very pleased with our record financial results this quarter,” stated Paul Brink, CEO. Our portfolio largely produced as expected for the quarter and higher gold prices contributed to record revenue, operating cash flow, Adjusted EBITDA margins2 and earnings. We also saw constructive developments in Panama, including the shipment of the remaining copper concentrate from Cobre Panama. During the quarter, we acquired a royalty on IAMGOLD’s Côté Gold Mine, one of Canada’s newest large-scale gold mines and, post quarter-end, a royalty on AngloGold’s Arthur Project, one of the largest gold discoveries in Nevada. We anticipate new contributions from Côté and growing contributions from Porcupine and Tocantinzinho to be the main drivers for higher GEOs in the second half of the year. Our acquisitions over the last 18 months have positioned us for strong long-term growth that may be further enhanced by a potential restart at Cobre Panama.

Financial Highlights – Q2 2025 compared to Q2 2024

●	$369.4 million in revenue (a new record), +42%
●	112,093 GEOs[1] sold, +2%
●	101,876 Net GEOs[1] sold, +4%
●	$430.3 million in operating cash flow (a new record), +121%
●	$365.7 million in Adjusted EBITDA[2] or $1.90/share (new records), +65%
●	$247.1 million in net income or $1.28/share (new records), +211%
●	$238.5 million in Adjusted Net Income[2] or $1.24/share (new records), +65%

Financial Highlights – H1 2025 compared to H1 2024

●	$737.8 million in revenue (a new record), +43%
●	238,678 GEOs sold, +2%
●	215,014 Net GEOs sold, +5%
●	$719.2 million in operating cash flow (a new record), +93%
●	$687.6 million in Adjusted EBITDA or $3.57/share (new records), +57%
●	$456.9 million in net income or $2.37/share (new records), +104%
●	$444.0 million in Adjusted Net Income or $2.31/share (new records), +58%

Strong Financial Position

●	High Adjusted EBITDA and Adjusted Net Income Margins[2] further boosted by gain on sale of gold bullion in the quarter
●	Strong financial position with $1.1 billion in available capital[3] as at June 30, 2025
●	Quarterly dividend of $0.38/share effective Q1 2025, an annual increase of 5.6%

Diverse, Long-Life Portfolio

●	Most diverse royalty and streaming portfolio by asset, operator and country
●	Attractive mix of long-life streams and high optionality royalties
●	Revenue mix for the quarter comprised of 82% precious metal, 14% energy and 4% iron ore and other
●	Long-life mineral resources and mineral reserves

Growth and Optionality

●	Mine expansions and new mines driving 5-year growth profile
●	Long-term optionality in gold, copper and nickel and exposure to some of the world’s greatest mineral endowments
●	Exposure to greater than 17 million acres of land with strong geological potential
●	Strong pipeline of precious metal and diversified opportunities

Sector-Leading Sustainability

●	Industry Top Rated by Sustainalytics, AA by MSCI and Prime by ISS ESG
●	Committed to the World Gold Council’s Responsible Gold Mining Principles
●	Partnering with our operators on community and sustainability initiatives

GEOs Sold and Revenue

Quarterly GEOs sold and revenue by commodity
	Q2 2025		Q2 2024
	GEOs Sold	Revenue	GEOs Sold	Revenue
	#	(in millions)	#	(in millions)
PRECIOUS METALS
Gold	78,738	$258.4	66,999	$156.9
Silver	11,520	38.1	12,001	28.1
PGM	2,191	7.5	3,350	8.0
	92,449	$304.0	82,350	$193.0
DIVERSIFIED
Iron ore	2,197	$7.2	5,155	$12.0
Other mining assets	900	3.0	659	1.7
Oil	10,337	30.6	16,463	35.9
Gas	4,243	16.9	4,009	10.8
NGL	1,967	5.0	1,628	4.2
	19,644	$62.7	27,914	$64.6
GEOs and revenue from royalty, stream and working interests	112,093	$366.7	110,264	$257.6
Interest revenue and other interest income	—	$2.7	—	$2.5
Total GEOs and revenue	112,093	$369.4	110,264	$260.1

Year-to-date GEOs sold and revenue by commodity
	H1 2025		H1 2024
	GEOs Sold	Revenue	GEOs Sold	Revenue
	#	(in millions)	#	(in millions)
PRECIOUS METALS
Gold	164,261	$504.2	144,561	$317.8
Silver	24,011	75.2	23,689	53.0
PGM	4,800	15.3	7,118	16.2
	193,072	$594.7	175,368	$387.0
DIVERSIFIED
Iron ore	6,085	$19.6	12,456	$26.8
Other mining assets	2,457	7.4	2,155	4.7
Oil	23,830	65.5	30,347	62.1
Gas	8,742	34.3	8,874	23.1
NGL	4,492	10.7	3,961	9.5
	45,606	$137.5	57,793	$126.2
GEOs and revenue from royalty, stream and working interests	238,678	$732.2	233,161	$513.2
Interest revenue and other interest income	—	$5.6	—	$3.7
Total GEOs and revenue	238,678	$737.8	233,161	$516.9

In Q2 2025, we recognized revenue of $369.4 million, an increase of 42% from Q2 2024, and sold 112,093 GEOs, an increase of 2% from Q2 2024. We benefited from record gold prices during the quarter and contributions from Precious Metal assets which were acquired or commenced production in the past year. Production from our Diversified assets was in-line with expectations, although revenue was slightly lower than in Q2 2024 due to lower commodity prices. The outperformance of the gold price relative to our other commodities resulted in a reduction in GEOs reported from our Diversified assets.

Precious Metal assets accounted for 82% of our revenue (70% gold, 10% silver, and 2% PGM). Revenue was sourced 86% from the Americas (38% South America, 12% Central America & Mexico, 20% Canada and 16% U.S.).

Guidance

Our 2025 guidance is based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties and our assessment thereof.

We earned record revenue in H1 2025, benefiting from record gold prices and contributions from recently acquired or producing Precious Metal assets. We expect an increase in GEO sales for the latter part of 2025, as we anticipate an increase in deliveries from Antapaccay, a first full quarter of contributions from Porcupine and Côté, and initial contributions from Vale’s Southeastern System. In addition, we expect approximately 10,000 GEOs from Cobre Panama in connection with the sale of concentrate that had remained on site when production was suspended in November 2023. We remain on track to meet our previously announced 2025 GEO sales guidance notwithstanding the impact of the outperformance of gold prices on the conversion of non-gold revenues into GEOs. Our 2025 updated guidance is based on the following assumed commodity prices for the remainder of 2025: $3,250/oz Au, $37/oz Ag, $1,300/oz Pt, $1,150/oz Pd, $90/tonne Fe 62% CFR China, $65/bbl WTI oil and $3.00/mcf Henry Hub natural gas.

	2025 Guidance	H1 2025 Actual
Precious Metal GEO sales	385,000 to 425,000 GEOs	193,072 GEOs
Total GEO sales	465,000 to 525,000 GEOs	238,678 GEOs

Portfolio Additions

●	Acquisition of Royalty on Arthur Gold Project: Subsequent to quarter-end, on July 23, 2025, we acquired a 1.0% NSR (of an existing 1.5% NSR) on AngloGold Ashanti plc’s Arthur Gold Project (previously the Expanded Silicon Project) from Altius Minerals Corporation for $250.0 million in cash, plus a contingent cash payment of $25.0 million. Funding of the transaction was completed with cash on hand, and a $175.0 million draw from our $1.0 billion revolving credit facility.
●	Acquisition of Additional Royalty on Gold Quarry Gold Mine: Subsequent to quarter-end, on July 11, 2025, we acquired from a third party an additional 1.62% NSR on Nevada Gold Mines LLC’s Gold Quarry mine for $10.5 million plus a $1.0 million contingent payment. As a result, Franco-Nevada now holds a combined 8.91% NSR based on production with an annual minimum payment amount tied to Mineral Reserves and stockpiles attributed to the royalty property.
●	Acquisition of Royalty on Côté Gold Mine: On June 24, 2025, we acquired an existing royalty package on the Côté Gold Mine in Ontario from a private third party for total cash consideration of $1,050.0 million. The royalty consists of a 7.5% gross margin royalty on the Côté Gold Mine. Royalty deductions include cash operating costs but exclude all capital, exploration, depreciation and other non-cash costs. The Côté Gold Mine is operated through an unincorporated joint venture by IAMGOLD Corporation and is owned by IAMGOLD (70%) and Sumitomo Metal Mining Co. Ltd. (30%). IAMGOLD and Sumitomo hold a time-limited option, exercisable at their discretion, to buy down up to 50% of the royalty at Franco-Nevada’s attributable cost, plus a return, in two equal tranches of 25%.
●	Financing Package with Discovery Silver on the Porcupine Complex: On April 15, 2025, we acquired a 4.25% NSR for $300.0 million on Discovery Silver Corp.’s Porcupine Complex, located in Ontario, Canada. We also committed to a $100.0 million senior secured term loan and provided $48.6 million (C$70.9 million) of equity financing. The financing package, totaling $448.6 million, provided Discovery with proceeds to acquire and fund a planned capital program for the Porcupine Complex. No draws have been made against the term loan facility.

Cobre Panama

Cobre Panama Updates

Cobre Panama remains in a phase of Preservation and Safe Management (“P&SM”) with production halted. First Quantum Minerals Ltd. has been working with the Government of Panama (the “GOP”) and the Ministry of Commerce and Industry (“MICI”) to implement a plan that would allow for the execution of environmental and asset integrity measures during the P&SM phase of Cobre Panama (the “P&SM Plan”). On May 30, 2025, the GOP, through MICI, approved and formally instructed the execution of the P&SM Plan, including the shipment of 121 thousand dry metric tonnes of copper concentrate that had been stored at site since operations were suspended in November 2023.

The shipments have now been successfully completed. Franco-Nevada expects to receive approximately 10,000 GEOs (9,000 ounces of gold and 105,000 ounces of silver) in reference to the shipped copper concentrate. The deliveries, some of which have already been received subsequent to quarter-end, are largely expected in Q3 2025.

As a result of the approval of the P&SM Plan and the expected stream deliveries, we recorded a partial impairment reversal of $4.1 million in Q2 2025. This carrying value will subsequently be depleted when the ounces are sold.

Arbitration Updates

On June 18, 2025, Franco-Nevada agreed to suspend its arbitration proceeding against the GOP. Franco-Nevada reiterates its hope for a resolution with the State of Panama providing the best outcome for the Panamanian people and all parties involved.

Sustainability Updates

During the quarter, we published our 2025 Sustainability Report, highlighting our 2024 achievements and reaffirming our sustainability commitments. Areas of focus include the sustainability-related performance of operators of our top producing assets, our recent community contributions, our diversity and inclusion initiatives, tracking progress against recently adopted emissions reduction targets, and our alignment with leading sustainability standards and frameworks. Franco-Nevada was also recognized for the third time on Corporate Knights’ list of the Best 50 Corporate Citizens in Canada. We continued to strengthen our community engagement and contributions through operator partnerships, including support for SolGold’s waste management initiative at Cascabel, construction of a community dome project near the Guadalupe project with Coeur Mining, and a bursary program for Webequie and Marten Falls First Nations in partnership with Wyloo.

Q2 2025 Portfolio Updates

Precious Metal assets: GEOs sold from our Precious Metal assets were 92,449 GEOs, up 12% from 82,350 GEOs in Q2 2024, primarily due to strong deliveries from Guadalupe-Palmarejo and contributions from Tocantinzinho, Western Limb Mining Operations, Yanacocha and Porcupine. Contributions from our Hemlo and Musselwhite NPIs increased significantly due to their leverage to gold prices.

South America:

●	Candelaria (gold and silver stream) – GEOs sold in Q2 2025 were slightly higher than those sold in Q2 2024. Production in the quarter benefitted from increased throughput due to softer ore feed and higher ball mill runtime due to rescheduled maintenance in the quarter. Production is expected to continue at similar levels through H2 2025.
●	Antapaccay (gold and silver stream) – GEOs sold were lower in Q2 2025 compared to Q2 2024 due to a delay in shipments. We expect a stronger Q3, having already received significant deliveries in July 2025. Glencore anticipates H2 production at Antapaccay to benefit from higher grades.
●	Antamina (22.5% silver stream) – Silver ounces sold in Q2 2025 were higher than in Q2 2024. Silver production in Q1 2025, for which deliveries were received in Q2 2025, was higher due to higher silver grades. In April 2025, a fatality occurred at the mine, which resulted in a shutdown of approximately one week. Operations ramped up to full production in June 2025. While annual production guidance provided by Teck remains unchanged, we expect deliveries of silver ounces in Q3 2025 to be lower than initially anticipated.
●	Tocantinzinho (gold stream) – We sold 4,500 GEOs from Tocantinzinho in Q2 2025. During the quarter, mill performance improved following the installation of new steel liners. Nameplate capacity of 12,890 tonnes per day was reached in July 2025.
●	Yanacocha (1.8% royalty) – Yanacocha contributed 2,412 GEOs in the quarter. Newmont reported strong production at the mine from the use of patented injection leaching technology which continues to significantly outperform compared to our initial expectations at the time of acquisition.
●	Salares Norte (1-2% royalties) – In May 2025, Gold Fields exercised its option to buy back 1% of Franco-Nevada’s 2% NSR on Salares Norte, after having paid $6.0 million in cumulative royalty payments since commencing production in Q2 2024. In May 2025, Gold Fields reported that the project continued to ramp-up production during Q1 2025 while advancing preparations for the winter period.
●	Cascabel (gold stream and 1% royalty) – In July 2025, SolGold released a project execution plan for its Cascabel project, with first production scheduled to begin in 2028. SolGold is advancing early development activities, including securing project funding, drilling at Tandayama-America, and preparing for the commencement of long-lead construction works. Subsequent to quarter-end, on July 17, 2025, Franco-Nevada disbursed the second of three equal-sized payments of $23.3 million to fund pre-construction activities at Cascabel.
●	Mara Rosa (1% royalty) – In June 2025, Hochschild Mining announced a temporary suspension of the processing plant to carry out maintenance activities while it carries out a comprehensive review of its operations.

Central America & Mexico:

●	Guadalupe-Palmarejo (50% gold stream) – GEOs sold from Guadalupe-Palmarejo in Q2 2025 were substantially higher than in Q2 2024, reflecting both higher overall production and a greater proportion of production being mined from stream ground.

Canada:

●	Hemlo (3% royalty and 50% NPI) – GEOs earned from Hemlo were significantly higher this quarter as the NPI benefited from higher gold prices and increased production from royalty ground.
●	Detour Lake (2% royalty) – In Q2 2025, Agnico Eagle initiated development of the exploration ramp for the underground project with the mobilization of the contractor, completion of the ramp portal and the first blast for the exploration ramp. Exploration drilling in the West Pit zone further defined high-grade domains and drilling into the Western Extension zone further confirmed grade and continuity of the western plunge of the deposit.
●	Sudbury (gold and PGM stream) – Since acquiring McCreedy West, Levack and Podolsky in February 2025. Magna has undertaken initiatives aimed at improving operations at McCreedy West and initiated drilling programs at both McCreedy West and Levack. Magna expects to be developing into mining areas from the 700 Copper Zone at McCreedy West that have better grades starting in Q4 2025 and is upgrading mobile equipment and increasing planned underground development.
●	Macassa (Kirkland Lake) (1.5-5.5% royalty & 20% NPI) – Agnico Eagle reported that gold production at Macassa was higher than planned as a result of a change in mining sequence and positive grade reconciliation. Agnico Eagle continues to focus on asset optimization, with construction of the new paste plant continuing in Q2 2025 with commissioning scheduled in Q3 2025.
●	Greenstone (3% royalty) – In June 2025, Equinox announced that it was reducing its 2025 guidance for Greenstone to between 220,000 and 260,000 gold ounces, from 300,000 to 350,000 gold ounces previously, due to slower than planned ramp-up.
●	Magino (3% royalty) and Island Gold (0.62% royalty) – In June 2025, Alamos released a life of mine plan integrating Island Gold and Magino. The life of mine plan, which is based on mineral reserves only, outlines an average annual gold production of 411,000 ounces starting in 2026 over the initial 12 years of the 20-year mineral reserve life. Alamos anticipates releasing an expansion study later this year which is expected to include a larger mineral reserve and a potential further expansion of up to 20,000 tonnes per day.
●	Canadian Malartic (1.5% royalty) – Agnico Eagle reported that underground development reached a quarterly record, with development of the East Gouldie production levels advancing for the planned production start up in H2 2026. Exploration drilling continued to extend the East Gouldie deposit to the east in both the upper and lower portions of the deposit.
●	Musselwhite (2% royalty and 5% NPI) – Since acquiring the mine from Newmont in March 2025, Orla Mining has announced it intends to aggressively explore the concession, including following up on historical drilling that suggests 2 to 3 kilometres of mineralized strike potential beyond the current reserves.
●	Valentine Gold (3% royalty) – Calibre and Equinox completed their business combination in June 2025. Equinox reported in July 2025 that construction at Valentine Gold was progressing on schedule and expects first ore through the mill in late August. First gold is expected approximately a month later with ramp-up anticipated into Q1 2026.
●	New Prosperity (gold stream) – In June 2025, Taseko announced the signing of an agreement with the Tŝilhqot'in Nation & the province of British Columbia, providing more clarity with respect to the potential development of the copper-gold resource. Franco-Nevada has the right to acquire a 22% gold stream on the New Prosperity project for $350 million.

U.S.:

●	Copper World (2.085% royalty) – After receiving all major permits required for the development and operations of Copper World in January 2025, Hudbay commenced a process to sell a minority joint venture stake in the project and is working on a definitive feasibility study and potential construction decision in 2026.
●	Stibnite (1.7% gold royalty, 100% silver royalty) – In June 2025, Perpetua Resources announced it had received the Clean Water Act Section 404 permit, the final federal permit for its Stibnite gold project. Perpetua also announced a $474 million equity raise to advance the project.

Rest of World:

●	Western Limb Mining Operations (gold and platinum stream) – Our recently acquired stream on Sibanye-Stillwater’s Western Limb Mining Operations delivered 3,246 GEOs. In H2 2025, we expect to benefit from the increase in platinum prices, which rallied in June and subsequent to quarter-end.
●	Subika (Ahafo) (2% royalty) – GEOs from our Subika (Ahafo) royalty were higher than in Q2 2024 reflecting strong production in the first half of 2025. Production at Subika is expected to decrease over the course of the year as mining activities in the Subika open pit are planned to be completed in H2 2025. We expect production from royalty ground to continue from the Subika Underground.

Diversified assets: Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $62.7 million in revenue, compared to $64.6 million in Q2 2024. When converted to GEOs, our Diversified assets contributed 19,644 GEOs, down 30% from 27,914 GEOs in Q2 2024.

Other Mining:

●	Vale Royalty (iron ore royalty) – Revenue from our Vale royalty decreased compared to Q2 2024. Production from the Northern System benefited from record output at S11D and lower shipping cost deductions, offset by lower estimated iron ore prices. We expect contributions from the Southeastern System to commence in H2 2025 once the cumulative sales threshold of 1.7 billion tonnes of iron ore is reached.
●	LIORC – Revenue from our attributable interest on the Carol Lake mine in Q2 2025 was lower than in Q2 2024. Production from IOC increased compared to the prior year quarter with a Q2 record for material moved. The impact of higher production was offset by lower average realized prices.

Energy:

●	U.S. (various royalty rates) – Revenue from our U.S. Energy interests increased compared to Q2 2024. We benefited from an increase in volumes in the Permian Basin, which more than offset lower realized prices.
●	Canada (various royalty rates) – Revenue from our Canadian Energy interests was lower than in Q2 2024. The decrease is primarily attributable to our Weyburn NRI which is paid net of costs and therefore more heavily impacted by lower commodity prices.

Dividend Declaration

Franco-Nevada is pleased to announce that its Board of Directors has declared a quarterly dividend of US$0.38 per share. The dividend will be paid on September 25, 2025, to shareholders of record on September 11, 2025 (the “Record Date”). The dividend has been declared in U.S. dollars and the Canadian dollar equivalent will be determined based on the daily average rate posted by the Bank of Canada on the Record Date. Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company has a Dividend Reinvestment Plan (the “DRIP”) which allows shareholders of Franco-Nevada to reinvest dividends to purchase additional common shares at the Average Market Price, as defined in the DRIP, subject to a discount from the Average Market Price in the case of treasury acquisitions. The Company will issue additional common shares through treasury at a 1% discount to the Average Market Price. The Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. Participation in the DRIP is optional. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Canadian and U.S. registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada. Canadian and U.S. beneficial shareholders should contact their financial intermediary to arrange enrollment. Non-Canadian and non-U.S. shareholders may potentially participate in the DRIP, subject to the satisfaction of certain conditions. Non-Canadian and non-U.S. shareholders should contact the Company to determine whether they satisfy the necessary conditions to participate in the DRIP.

This press release is not an offer to sell or a solicitation of an offer for securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Shareholder Information and Details for Q2 2025 Conference Call

The complete unaudited Condensed Consolidated Interim Financial Statements and Management’s Discussion and Analysis can be found on our website at www.franco-nevada.com, on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

We will host a conference call to review our Q2 2025 quarterly results. Interested investors are invited to participate as follows:

Conference Call and Webcast:	August 11th 10:00 am ET
Dial-in Numbers:	Toll-Free: 1-888-510-2154 International: 437-900-0527

Conference Call URL (This allows participants to join the conference call by phone without operator assistance. Participants will receive an automated call back after entering their name and phone number):

bit.ly/4eKyqSq

Webcast:	www.franco-nevada.com
Replay (available until August 18th):	Toll-Free: 1-888-660-6345 International: 289-819-1450 Pass code: 16615#

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana
Chief Financial Officer
(416) 306-6303
info@franco-nevada.com

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral resources and mineral reserves estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, audits being conducted by the Canada Revenue Agency (“CRA”), the expected exposure for current and future tax assessments and available remedies, and statements with respect to the future status and any potential restart of the Cobre Panama mine and related arbitration proceedings. In addition, statements relating to mineral resources and mineral reserves, GEOs or mine lives are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such mineral resources and mineral reserves, GEOs or mine lives will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; proposed tariff and other trade measures that may be imposed by the United States and proposed retaliatory measures that may be adopted by its trading partners; the adoption of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the mineral resources and mineral reserves contained in technical reports; rate and timing of production differences from mineral resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, sinkholes, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of future pandemics; and the integration of acquired assets. The forward-looking statements contained herein are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to (i) the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof, or (ii) the future status and any potential restart of the Cobre Panama mine or the outcome of any related arbitration proceedings. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form as well as Franco-Nevada’s most recent Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedarplus.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date hereof only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

ENDNOTES:

1.	Gold Equivalent Ounces (“GEOs”) and Net Gold Equivalent Ounces (“Net GEOs”):
●	GEOs include Franco-Nevada’s attributable share of production from our Mining and Energy assets after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSRs and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Where the Company receives gold and silver bullion in-kind as payment for its royalties, GEOs are recognized at the time of receipt of such bullion. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs varies depending on the royalty or stream agreement of each particular asset, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For Q2 2025, the average commodity prices were as follows: $3,279/oz gold (Q2 2024 - $2,338), $33.64/oz silver (Q2 2024 - $28.86), $1,073/oz platinum (Q2 2024 - $981) and $990/oz palladium (Q2 2024 - $972), $98/t Fe 62% CFR China (Q2 2024 - $110), $63.74/bbl WTI oil (Q2 2024 - $80.57) and $3.51/mcf Henry Hub natural gas (Q2 2024 - $2.34). For H1 2025, the average commodity prices were as follows: $3,071/oz gold (H1 2024 - $2,205), $32.77/oz silver (H1 2024 - $26.11), $1,021/oz platinum (2024 - $945) and $976/oz palladium (H1 2024 - $975), $101/t Fe 62% CFR China (H1 2024 - $118), $67.58/bbl WTI oil (H1 2024 - $78.77) and $3.69/mcf Henry Hub natural gas (H1 2024 - $2.22).
●	Net GEOs are GEOs sold, net of direct operating costs, including for our stream GEOs, the associated ongoing cost per ounce.

Calculation of Net Gold Equivalent Ounces:

(expressed in millions, excepts GEOs and Average Gold Price)	Q1 2025	Q2 2025	For the six months ended June 30, 2025
GEOs	126,585	112,093	238,678
Less:
Cash Costs	$38.5	$33.5	$72.0
Divided by: Average gold price per ounce	$2,863	$3,279	$3,043
	13,447	10,217	23,664
Net GEOs	113,138	101,876	215,014

(expressed in millions, excepts GEOs and Average Gold Price)	Q1 2024	Q2 2024	For the six months ended June 30, 2024
GEOs	122,897	110,264	233,161
Less:
Cash Costs	$33.6	$29.1	$62.7
Divided by: Average gold price per ounce	$2,072	$2,338	$2,187
	16,216	12,447	28,663
Net GEOs	106,681	97,817	204,498

2.	NON-GAAP FINANCIAL MEASURES: Adjusted Net Income and Adjusted Net Income per share, Adjusted Net Income Margin, Adjusted EBITDA and Adjusted EBITDA per share, and Adjusted EBITDA Margin are non-GAAP financial measures with no standardized meaning under International Financial Reporting Standards (“IFRS Accounting Standards”) and might not be comparable to similar financial measures disclosed by other issuers. For a quantitative reconciliation of each non-GAAP financial measure to the most directly comparable financial measure under IFRS Accounting Standards, refer to the below tables. Further information relating to these non-GAAP financial measures is incorporated by reference from the “Non-GAAP Financial Measures” section of Franco-Nevada’s MD&A for the three and six months ended June 30, 2025 dated August 11, 2025 filed with the Canadian securities regulatory authorities on SEDAR+ available at www.sedarplus.com and with the U.S. Securities and Exchange Commission available on EDGAR at www.sec.gov.
●	Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures, which exclude the following from net income and earnings per share (“EPS”): impairment losses and reversal related to royalty, stream and working interests and investments; gains/losses on disposals of royalty, stream and working interests and investments; impairment losses and expected credit losses related to investments, loans receivable and other financial instruments, changes in fair value of investments, loans receivable and other financial instruments, foreign exchange gains/losses and other income/expenses; the impact of income taxes on these items; income taxes related to the reassessment of the probability of realization of previously recognized or de-recognized deferred income tax assets; and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which the Company operates.
●	Adjusted Net Income Margin is a non-GAAP financial measure which is defined by the Company as Adjusted Net Income divided by revenue.

●	Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which exclude the following from net income and EPS: income tax expense/recovery; finance expenses and finance income; depletion and depreciation; impairment charges and reversals related to royalty, stream and working interests and investments; gains/losses on disposals of royalty, stream and working interests and investments; impairment losses and expected credit losses related to investments, loans receivable and other financial instruments, changes in fair value of investment, loans receivable and other financial instruments, and foreign exchange gains/losses and other income/expenses.
●	Adjusted EBITDA Margin is a non-GAAP financial measure which is defined by the Company as Adjusted EBITDA divided by revenue.

Reconciliation of Non-GAAP Financial Measures:

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except per share amounts)	2025	2024	2025	2024
Net income	$247.1	$79.5	$456.9	$224.0
Impairment reversal	(4.1)	—	(4.1)	—
Gain on disposal of royalty interests	—	—	—	(0.3)
Foreign exchange (gain) loss and other (income) expenses	(4.1)	9.8	(9.8)	11.4
Tax effect of adjustments	(0.4)	(2.0)	1.0	(2.0)
Other tax related adjustments
Deferred tax expense related to the remeasurement of deferred tax liability due to changes in Barbados tax rate	—	49.1	—	49.1
Q1 2024 retroactive impact of GMT	—	9.9	—	—
Change in unrecognized deferred income tax assets	—	(1.4)	—	(1.4)
Adjusted Net Income	$238.5	$144.9	$444.0	$280.8
Basic weighted average shares outstanding	192.7	192.3	192.6	192.2
Adjusted Net Income per share	$1.24	$0.75	$2.31	$1.46

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except Adjusted Net Income Margin)	2025	2024	2025	2024
Adjusted Net Income	$238.5	$144.9	$444.0	$280.8
Revenue	369.4	260.1	737.8	516.9
Adjusted Net Income Margin	64.6%	55.7%	60.2%	54.3%

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except per share amounts)	2025	2024	2025	2024
Net income	$247.1	$79.5	$456.9	$224.0
Income tax expense	68.6	95.3	128.4	122.8
Finance expenses	0.8	0.6	1.5	1.2
Finance income	(6.6)	(16.2)	(17.7)	(32.2)
Depletion and depreciation	64.0	52.9	132.4	111.1
Impairment reversal	(4.1)	—	(4.1)	—
Gain on disposal of royalty interests	—	—	—	(0.3)
Foreign exchange (gain) loss and other (income) expenses	(4.1)	9.8	(9.8)	11.4
Adjusted EBITDA	$365.7	$221.9	$687.6	$438.0
Basic weighted average shares outstanding	192.7	192.3	192.6	192.2
Adjusted EBITDA per share	$1.90	$1.15	$3.57	$2.28

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except Adjusted EBITDA Margin)	2025	2024	2025	2024
Adjusted EBITDA	$365.7	$221.9	$687.6	$438.0
Revenue	369.4	260.1	737.8	516.9
Adjusted EBITDA Margin	99.0%	85.3%	93.2%	84.7%

3.	AVAILABLE CAPITAL: Available Capital comprises our cash and cash equivalents and the amount available to borrow under our $1.0 billion revolving credit facility.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in millions of U.S. dollars)

	At June 30,	At December 31,
	2025	2024
ASSETS
Cash and cash equivalents	$160.3	$1,451.3
Receivables	146.7	151.8
Gold and silver bullion and stream inventory	7.0	96.8
Loans receivable	17.8	5.9
Other current assets	25.5	11.0
Current assets	$357.3	$1,716.8

Royalty, stream and working interests, net	$5,899.8	$4,098.8
Investments	597.8	325.5
Loans receivable	82.5	104.1
Deferred income tax assets	25.7	30.8
Other assets	57.5	54.4
Total assets	$7,020.6	$6,330.4

LIABILITIES
Accounts payable and accrued liabilities	$33.6	$28.7
Income tax liabilities	50.4	38.8
Current liabilities	$84.0	$67.5

Deferred income tax liabilities	$311.6	$238.0
Income tax liabilities	13.0	19.8
Other liabilities	10.0	8.5
Total liabilities	$418.6	$333.8

SHAREHOLDERS’ EQUITY
Share capital	$5,789.2	$5,769.1
Contributed surplus	19.3	23.0
Retained earnings	806.6	486.5
Accumulated other comprehensive loss	(13.1)	(282.0)
Total shareholders’ equity	$6,602.0	$5,996.6
Total liabilities and shareholders’ equity	$7,020.6	$6,330.4

The unaudited condensed consolidated interim financial statements and accompanying notes can be found in our Q2 2025 Quarterly Report available on our website

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in millions of U.S. dollars and shares, except per share amounts)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2025	2024	2025	2024
Revenue
Revenue from royalty, streams and working interests	$366.7	$257.6	$732.2	$513.2
Interest revenue	2.7	2.2	5.6	3.1
Other interest income	—	0.3	—	0.6
Total revenue	$369.4	$260.1	$737.8	$516.9

Costs of sales
Costs of sales	$33.5	$29.1	$72.0	$62.7
Depletion and depreciation	64.0	52.9	132.4	111.1
Total costs of sales	$97.5	$82.0	$204.4	$173.8
Gross profit	$271.9	$178.1	$533.4	$343.1

Other operating expenses (income)
General and administrative expenses	$5.7	$7.6	$14.4	$11.8
Share-based compensation expenses	2.8	1.8	8.5	4.6
Cobre Panama arbitration expenses	3.9	0.8	4.6	2.3
Impairment reversal	(4.1)	—	(4.1)	—
Gain on disposal of royalty interests	—	—	—	(0.3)
Gain on sale of gold and silver bullion	(42.2)	(1.1)	(49.3)	(2.5)
Total other operating (income) expenses	$(33.9)	$9.1	$(25.9)	$15.9
Operating income	$305.8	$169.0	$559.3	$327.2
Foreign exchange gain (loss) and other income (expenses)	$4.1	$(9.8)	$9.8	$(11.4)
Income before finance items and income taxes	$309.9	$159.2	$569.1	$315.8

Finance items
Finance income	$6.6	$16.2	$17.7	$32.2
Finance expenses	(0.8)	(0.6)	(1.5)	(1.2)
Net income before income taxes	$315.7	$174.8	$585.3	$346.8

Income tax expense	68.6	95.3	128.4	122.8
Net income	$247.1	$79.5	$456.9	$224.0

Other comprehensive income (loss), net of taxes

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$95.7	$(12.3)	$98.4	$(51.5)

Items that will not be reclassified subsequently to profit and loss:
Gain on changes in the fair value of equity investments
at fair value through other comprehensive income ("FVTOCI"),
net of income tax	31.2	15.4	180.0	17.2
Other comprehensive income (loss), net of taxes	$126.9	$3.1	$278.4	$(34.3)

Comprehensive income	$374.0	$82.6	$735.3	$189.7

Earnings per share
Basic	$1.28	$0.41	$2.37	$1.17
Diluted	$1.28	$0.41	$2.37	$1.16
Weighted average number of shares outstanding
Basic	192.7	192.3	192.6	192.2
Diluted	193.0	192.5	192.9	192.4

The unaudited condensed consolidated interim financial statements and accompanying notes can be found in our Q2 2025 Quarterly Report available on our website

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2025	2024	2025	2024
Cash flows from operating activities
Net income	$247.1	$79.5	$456.9	$224.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	64.0	52.9	132.4	111.1
Share-based compensation expenses	1.0	1.5	3.1	2.9
Impairment reversal	(4.1)	—	(4.1)	—
Gain on disposal of royalty interests	—	—	—	(0.3)
Unrealized foreign exchange (gain) loss	(5.2)	6.7	(11.2)	7.8
Deferred income tax expense	37.2	50.9	46.3	56.3
Gain on sale of gold and silver bullion	(42.2)	(1.1)	(49.3)	(2.5)
Other non-cash items	(5.3)	(0.9)	(5.6)	(1.5)
Gold and silver bullion from royalties received in-kind	(10.9)	(16.5)	(30.1)	(32.4)
Proceeds from sale of gold and silver bullion	147.1	5.9	177.3	16.6
Changes in other assets	—	—	—	(17.4)
Operating cash flows before changes in non-cash working capital	$428.7	$178.9	$715.7	$364.6
Changes in non-cash working capital:
Decrease (increase) in receivables	$13.5	$5.8	$5.1	$(9.9)
(Increase) decrease in other current assets	(20.0)	1.8	(11.1)	2.5
Increase in accounts payable and accrued liabilities	8.1	7.8	9.5	15.7
Net cash provided by operating activities	$430.3	$194.3	$719.2	$372.9

Cash flows used in investing activities
Acquisition of royalty, stream and working interests	$(1,360.4)	$(16.2)	$(1,865.6)	$(163.1)
Acquisition of investments	(3.0)	(4.3)	(55.3)	(11.0)
Proceeds from sale of investments	15.8	1.1	25.5	1.1
Proceeds from repayment of loan receivable	10.0	18.9	10.0	18.9
Acquisition of property and equipment	(0.1)	—	(2.1)	(0.1)
Acquisition of energy well equipment	(0.4)	(0.4)	(1.6)	(0.7)
Advances of loans receivable	—	(42.3)	—	(83.5)
Proceeds from disposal of royalty interests	—	6.5	—	11.2
Net cash used in investing activities	$(1,338.1)	$(36.7)	$(1,889.1)	$(227.2)

Cash flows used in financing activities
Payment of dividends	$(67.0)	$(60.3)	$(137.2)	$(119.2)
Proceeds from exercise of stock options	0.9	1.9	4.3	2.7
Revolving credit facility amendment costs	—	(0.8)	—	(0.8)
Net cash used in financing activities	$(66.1)	$(59.2)	$(132.9)	$(117.3)
Effect of exchange rate changes on cash and cash equivalents	$6.1	$(11.4)	$11.8	$(11.3)
Net change in cash and cash equivalents	$(967.8)	$87.0	$(1,291.0)	$17.1
Cash and cash equivalents at beginning of period	$1,128.1	$1,352.0	$1,451.3	$1,421.9
Cash and cash equivalents at end of period	$160.3	$1,439.0	$160.3	$1,439.0

Supplemental cash flow information:
Income taxes paid	$45.7	$35.1	$93.2	$42.5
Dividend income received	$2.2	$2.1	$5.5	$4.2
Interest and standby fees paid	$0.4	$0.6	$1.4	$1.0

The unaudited condensed consolidated interim financial statements and accompanying notes can be found in our Q2 2025 Quarterly Report available on our website